UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

IGI LABORATORIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
449575109
(CUSIP Number)
Frank Gerardi
c/o Univest Management Inc. EPSP
149 West Village Way
Jupiter, FL 33458
Telephone: (561) 748-7230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To: Brian Katz Pepper Hamilton, LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799

May 16, 2008 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 449575109

1	NAME OF REPORTING PERSON Frank Gerardi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,595,449* SHARED VOTING POWER 0* SOLE DISPOSITIVE POWER 2,595,449* SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,449*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%

14	TYPE OF REPORTING PERSON* IN

*Includes 2,152,251 shares of IGI Laboratories, Inc. (the "Issuer") and warrants to acquire an additional 52,500 shares held by Univest Management Inc. Employee Profit Sharing Plan (the "Profit Sharing Plan."). Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi. Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.

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CUSIP NO. 449575109

1	NAME OF REPORTING PERSON Univest Management Inc. Employee Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,204,751 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,204,751 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%

14	TYPE OF REPORTING PERSON* EP

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SCHEDULE 13D - Amendment No. 5

This Amendment No. 5 to the Schedule 13D is being filed by Frank Gerardi and the Univest Management Inc. Employee profit Sharing Plan ("Profit Sharing Plan"). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission.

Item 1. Security and Issuer:

Item 1 is hereby amended in its entirety and replaced with the following:

This Statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of IGI Laboratories, Inc. (the "Company" or the "Issuer"). The Issuer's principal executive offices are located at 105 Lincoln Ave., Buena, NJ 08310.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

From February 20, 2008 through the date hereof, as detailed in Item 5, the Profit Sharing Plan, purchased 447,365 shares for aggregate consideration of $880,697.

The aggregate consideration paid for all 2,344,683 outstanding shares (excluding unexercised warrants and options) reported on this Schedule 13D is approximately $1,969,092.

The source of the funds for the foregoing transactions was Mr. Gerardi's personal funds and/or the Profit Sharing Plan's funds. Other than as stated above, all purchases were made on the open market through a broker.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) Mr. Gerardi beneficially owns 2,344,683 shares of common stock, options to purchase 198,266 shares of common stock and warrants to purchase 52,500 shares of common stock, together constituting 2,595,449 shares and approximately 17.1% of the shares of common stock outstanding, based on 14,907,478 of the Issuer's common stock outstanding as reported on the front page of the Issuer's 10-Q for the period ending September 30, 2008. The Profit Sharing Plan beneficially owns 2,152,251 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 2,204,751 shares of common stock and 14.5% of the common stock outstanding.

(b) Mr. Gerardi has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a), individually and as trustee of the Profit Sharing Plan. The Profit Sharing Plan, through Mr. Gerardi, has sole power to vote or direct the voting and dispose or direct the disposition of the 2,152,251 shares of common stock and warrants to purchase 52,500 shares of common stock constituting 2,204,751 shares of common stock.

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(c) During the last 60 days, as reported on numerous Form 4s, Mr. Gerardi, through the Profit Sharing Plan, has made the following purchases of the Issuer's common stock on the dates indicated:

Date	Number of Shares	Price Per Share (Unless Otherwise Indicated)	Acquiror

9/25/2008	3,100	$1.50	Profit Sharing Plan
9/25/2008	2,000	$1.35	Profit Sharing Plan
9/26/2008	100	$1.41	Profit Sharing Plan
9/26/2008	500	$1.40	Profit Sharing Plan
9/26/2008	500	$1.35	Profit Sharing Plan
9/29/2008	500	$1.30	Profit Sharing Plan
9/29/2008	100	$1.25	Profit Sharing Plan
9/30/2008	525	$1.25	Profit Sharing Plan
9/30/2008	100	$1.31	Profit Sharing Plan
10/03/2008	100	$1.31	Profit Sharing Plan
10/06/2008	100	$1.36	Profit Sharing Plan
10/07/2008	700	$1.35	Profit Sharing Plan
10/07/2008	200	$1.37	Profit Sharing Plan
10/07/2008	100	$1.40	Profit Sharing Plan
10/07/2008	200	$1.33	Profit Sharing Plan
10/07/2008	200	$1.30	Profit Sharing Plan
10/08/2008	200	$1.36	Profit Sharing Plan
10/08/2008	500	$1.32	Profit Sharing Plan
10/08/2008	300	$1.30	Profit Sharing Plan
10/09/2008	600	$1.32	Profit Sharing Plan
10/09/2008	1,400	$1.31	Profit Sharing Plan
10/09/2008	2,200	$1.30	Profit Sharing Plan
10/09/2008	2,200	$1.28	Profit Sharing Plan
10/09/2008	500	$1.25	Profit Sharing Plan
10/09/2008	100	$1.20	Profit Sharing Plan
10/10/2008	100	$1.22	Profit Sharing Plan
10/10/2008	1,600	$1.16	Profit Sharing Plan
10/10/2008	400	$1.15	Profit Sharing Plan
10/10/2008	200	$1.12	Profit Sharing Plan
10/13/2008	200	$1.17	Profit Sharing Plan
10/13/2008	500	$1.15	Profit Sharing Plan
10/13/2008	2,000	$1.11	Profit Sharing Plan
10/13/2008	900	$1.10	Profit Sharing Plan
10/14/2008	200	$1.05	Profit Sharing Plan
10/15/2008	100	$1.07	Profit Sharing Plan
10/15/2008	200	$1.05	Profit Sharing Plan
10/15/2008	400	$1.03	Profit Sharing Plan
10/15/2008	100	$1.02	Profit Sharing Plan
10/15/2008	300	$1.01	Profit Sharing Plan

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Date	Number of Shares	Price Per Share (Unless Otherwise Indicated)	Acquiror

10/15/2008	1,200	$1.00	Profit Sharing Plan
10/16/2008	300	$1.01	Profit Sharing Plan
10/16/2008	500	$1.00	Profit Sharing Plan
10/16/2008	2,000	$0.95	Profit Sharing Plan
10/17/2008	100	$0.91	Profit Sharing Plan
10/21/2008	100	$0.91	Profit Sharing Plan
10/21/2008	100	$0.90	Profit Sharing Plan
10/22/2008	100	$0.92	Profit Sharing Plan
10/23/2008	100	$0.83	Profit Sharing Plan
10/24/2008	100	$0.83	Profit Sharing Plan
10/24/2008	100	$0.75	Profit Sharing Plan
10/24/2008	1,200	$0.70	Profit Sharing Plan
10/24/2008	100	$0.69	Profit Sharing Plan
10/24/2008	500	$0.59	Profit Sharing Plan
10/24/2008	2,000	$0.56	Profit Sharing Plan
10/29/2008	200	$0.80	Profit Sharing Plan
10/29/2008	100	$0.83	Profit Sharing Plan
10/31/2008	3,800	$0.79	Profit Sharing Plan
10/31/2008	100	$0.85	Profit Sharing Plan
11/03/2008	100	$0.85	Profit Sharing Plan
11/03/2008	500	$0.80	Profit Sharing Plan
11/06/2008	500	$0.76	Profit Sharing Plan
11/06/2008	200	$0.75	Profit Sharing Plan
11/07/2008	100	$0.77	Profit Sharing Plan
11/10/2008	800	$0.77	Profit Sharing Plan
11/10/2008	400	$0.75	Profit Sharing Plan
11/11/2008	100	$0.75	Profit Sharing Plan
11/11/2008	1,000	$0.69	Profit Sharing Plan
11/13/2008	100	$0.62	Profit Sharing Plan
11/13/2008	400	$0.61	Profit Sharing Plan
11/14/2008	100	$0.64	Profit Sharing Plan
11/17/2008	100	$0.68	Profit Sharing Plan
11/17/2008	400	$0.64	Profit Sharing Plan
11/17/2008	2,500	$0.63	Profit Sharing Plan
11/17/2008	1,900	$0.61	Profit Sharing Plan
11/18/2008	100	$0.65	Profit Sharing Plan
11/18/2008	200	$0.56	Profit Sharing Plan
11/20/2008	300	$0.60	Profit Sharing Plan
11/20/2008	100	$0.59	Profit Sharing Plan
11/20/2008	200	$0.58	Profit Sharing Plan
11/20/2008	300	$0.56	Profit Sharing Plan
11/20/2008	2,500	$0.55	Profit Sharing Plan
11/20/2008	1,545	$0.51	Profit Sharing Plan

(d) Not Applicable.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2008

/s/ Frank Gerardi

Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

	By:	/s/ Frank Gerardi

Trustee

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